SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E 13D/A

                    Under the Securities Exchange Act of 1934

                          NOTE BANKERS OF AMERICA, INC.
                                (Name of Issuer)
                                (Amendment No. 1)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   66975l 10 5
                                  (CUSIP Number)


                                    Copy to:

                             M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                                Houston, TX 77056
                            Telephone (713) 961-2696
                            Facsimile (713) 961-1148
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 30, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D/A (No. 1)

CUSIP  No.66975l  10  5


(1)     Name  Of  Reporting  Person

        M.  Stephen  Roberts

(2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group*

        (a)  /  /
        (b)  /  /

(3)     SEC  Use  Only

(4)     Source  of  Funds.

        Not  Applicable

(5)     Check  Box  if  Disclosure  of  Legal  Proceedings  is  Required  /  /

(6)     Citizenship  or  Place  of  Organization

        US

Number  of  Shares               (7)  Sole  Voting  Power           1,035,000
Beneficially  Owned              (8)  Shared  Voting  Power                 0
By  Each  Reporting              (9)  Sole  Dispositive  Power      1,035,000
Person  With                    (10)  Shared  Dispositive  Power            0


(11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person.

         1,035,000

(12)     Check  if  the  Aggregate  Amount  in row (11) Excludes Certain Shares.

         /  /

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11).

         4.4%

(14)     Type  of  Reporting  Person.

         IN

                             SCHEDULE 13D/A (No. 1)

Item  1.     Security  and  Issuer.

          This statement relates to the shares of common stock, $.001 par value ("Shares") of Note Bankers of America, Inc. (the "Company"). The address of the Company is One Riverway, Suite 1700, Houston, TX 77056. This Schedule 13D is being filed because of certain dispositions of Common Stock set forth in Item 3 below.

Item  2.     Identity  and  Background.

          (a)     M.  Stephen  Roberts
          (b)     One  Riverway,  Suite  1700
                  Houston,  TX  77056
          (c) Sole Director and President, Note Bankers of America, Inc.; and other information required by this Item (c) are furnished in Item 1.
          (d) During the last five years, the reporting person identified in this Item 2 has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)     US  citizen

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

          Not  Applicable.

Item  4.     Purpose  of  Transaction.

          Roberts sold 18,640,000 shares in a private transaction to a group of investors none of whom will own directly or indirectly more than 5% of the issued and outstanding shares of Registrant. The transfer was effected solely for the purpose of transferring control of Registrant and disposing of the shares. Roberts may or may not dispose of additional shares over a period of time, subject to the limitations of the securities laws. Depending on various factors which he deems relevant, the Reporting Person may change any of his intentions, acquire additional securities of the Issuer, or sell or otherwise dispose of all or any part of the securities beneficially owned by him, or take any other action with respect to the Issuer or any of its equity securities in any manner permitted by law.


Item  5.     Interest  in  Securities  of  the  Issuer.

          (a) Roberts directly owns 1,035,000 Shares representing in the aggregate approximately 4.4% of the total outstanding Shares of Issuer.

          (b)
               (i)     Sole  power  to  vote  or  direct  the  vote:
                       1,035,000

               (ii)    Shared  power  to  vote  or  direct  the  vote:
                       None

               (iii)   Sole  power  to  dispose  or direct the disposition of:
                       1,035,000

               (iv)    Shared  power  to  dispose or direct the disposition of:
                       None.

          (c)     None.

          (d)     Not  Applicable.

          (e)     Not  Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item  7.     Material  to  be  filed  as  Exhibits.

          None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     February  3,  1999               /S/  M.  Stephen  Roberts
                                                M.  STEPHEN  ROBERTS